Sol Strategies Announces Major Strategic Investment in Solana

CAD $25 Million Credit Facility To Be Deployed to Acquire Solana Tokens

Toronto, Ontario--(Newsfile Corp. - January 7, 2025) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) (formerly Cypherpunk Holdings Inc., "Sol Strategies" or the "Company"), a Canadian holding company that invests in the Solana blockchain and ecosystem, announced that it has drawn from its amended credit facility agreement (the "Agreement") dated January 6, 2025 with Antanas Guoga (the "Lender"), the Company's Chairman and Director. The Agreement, which amended and restated the previous credit facility agreement dated October 22, 2024, provides for a CAD $25 million unsecured, revolving demand credit facility (the "Credit Facility") to be used exclusively for the purchase of Solana tokens.

The Company has already drawn down $4m of the CAD $25 million facility and intends to continue utilizing the rest for large-scale purchases of Solana tokens to support its staking operations and acquisitions, marking one of the most significant publicly announced commitments to Solana to date.

The Company plans to deploy these tokens across its core focus areas within the Solana ecosystem, including decentralized finance protocols, validator operations, and strategic liquidity provision to emerging Solana-based projects.

Under the terms of the Credit Facility, the Lender has made available to the Company up to CAD $25 million (the "Commitment Amount") in principal amount of unsecured, revolving credit, which may be requested by the Company from time to time prior to January 6, 2027 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

"I'm making this capital available to Sol Strategies because of how deeply I believe in both the corporate strategies and Solana itself" said Antanas Guoga, Chairman of Sol Strategies.

Leah Wald, CEO of Sol Strategies, added, "After evaluating multiple financing options for this strategic investment, we determined that the terms offered through this facility provided the most favorable structure for our shareholders. Our staking strategy is tremendously successful, and we are confident that our expanded position in Solana will generate substantial returns for our shareholders while supporting the continued growth of the Solana ecosystem."

The Credit Facility constituted a "related party transaction" as defined in Multilateral Instrument 61-101 -- Protection of Minority Securityholders in Special Transactions ("MI 61-101"), as the Lender is a Director, officer and control person of the Company. The terms of the Credit Facility, including the 5% interest rate, were determined to be fair and reasonable based on prevailing market rates and comparable financing arrangements. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101, as the Company is not listed on a specified market and the Credit Facility is less than 25% of the Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances so as to be able to avail itself of the proceeds of the Offering in an expeditious manner.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF. To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking statements in this news release include statements regarding the company's future staking holdings and intended use of proceeds from the Credit Facility and growth plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:
Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact:

Kristin Cwalinski

KCSA Strategic Communications
kcwalinski@kcsa.com

Tel: +1 (603) 475-3550

**SOURCE:** Sol Strategies

**Media contact:** solstrategies@kcsa.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/236287